SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO/A

Tender Offer Statement
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 2)

Stillwater Mining Company
(Name of Subject Company (issuer))

Norimet Limited
NN Metal Holdings SA
Norilsk Holding SA
MMC Norilsk Nickel
Vladimir O. Potanin
Mikhail D. Prokhorov
(Names of Filing Persons (offerors))

Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

86074Q102
(CUSIP Number of Class of Securities)

Peter Holodny
Norimet Limited
Cassini House, 6th Floor
57 St. James Street
London, SW1A 1LD
+44 (207) 565-6444
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:

David N. Powers
Baker Botts L.L.P.
1299 Pennsylvania Ave., N.W.
Suite 1300
Washington, D.C. 20004
(202) 639-7769

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$32,625,000	$2,639.36

*	For purposes of calculating amount of filing fee only. This amount assumes the purchase of 4,350,000 outstanding shares of common stock, par value $.01 per share, of Stillwater Mining Company at a purchase price of $7.50 per share.

**	The amount of the filing fee equals $80.90 per $1 million of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,639.36

Form or Registration Number: Schedule TO

Filing Party: Norimet Limited
NN Metal Holdings SA
Norilsk Holding SA
MMC Norilsk Nickel
Vladimir Potanin
Mikhail D. Prokhorov

Date Filed: July 22, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) of Norimet Limited (“Norimet”), a corporation organized under the laws of England and Wales and a wholly-owned subsidiary of MMC Norilsk Nickel, a Russian open joint stock company (“Norilsk Nickel”), filed on July 22, 2003, as supplemented and amended by Amendment No. 1 to the Schedule TO, filed on July 24, 2003, relating to the offer by Norimet to purchase up to 4,350,000 outstanding shares of common stock, par value $.01 per share, of Stillwater Mining Company, a Delaware corporation (“Stillwater”) at a purchase price of $7.50 per share, net to the seller in cash (subject to applicable withholding of United States federal, state and local taxes), without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase dated July 22, 2003 (the “Offer to Purchase”), as amended by this Amendment No. 2, and in the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) that are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment No. 2 to the Schedule TO is being filed on behalf of Norimet, Norilsk Nickel, NN Metal Holdings SA, Norilsk Holding SA, Vladimir O. Potanin, and Mikhail D. Prokhorov. Capitalized terms not defined herein have the meanings specified in the Offer to Purchase.

     The information in the Offer to Purchase and the related letter of transmittal is incorporated in this Amendment No. 2 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

     Items 1, 2, 3, 4, 5, 6, 7, 8, 9 and 11 of the Schedule TO, which incorporate by reference information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

     (1) Section 1 of the Offer to Purchase (“Terms of the Offer; Proration”) is hereby amended and supplemented by replacing all references to “Rules 13e-4(d)(2) and 13e-4(e)(3)” with references to “Rules 14d-4(d) and 14d-6(c).”

     (2) Section 1 of the Offer to Purchase (“Terms of the Offer; Proration”) is hereby further amended by amending and restating the first sentence in the penultimate paragraph of Section 1 to read in its entirety as follows:

     “If we make a material change in the offer, or if we waive a material condition to the offer, we will disseminate additional tender offer materials and extend the offer to the extent required under Rules 14d-4(d), 14d-6(c) and 14e-1 of the Exchange Act.”

     (3) Section 1 of the Offer to Purchase (“Terms of the Offer; Proration”) is hereby further amended by adding the following after the penultimate paragraph of Section 1:

     “There will be no “subsequent offering period” as such term is defined in Rule 14d-1(g) of the Exchange Act, pursuant to Rule 14d-11 (which permits bidders to provide a subsequent offering period under certain circumstances where the offer is for all outstanding securities of the class that is the subject of the tender offer).”

     (4) Section 4 of the Offer to Purchase (“Acceptance for Payment and Payment”) is hereby amended and supplemented by amending and restating the penultimate sentence in the first paragraph of Section 4 of the Offer to Purchase to read in its entirety as follows:

“We expressly reserve the right, in our sole discretion, to delay acceptance for payment of or payment for shares in order to comply in whole or in part with any required governmental regulatory approvals.”

     (5) Section 9 of the Offer to Purchase (“Information Concerning Purchaser and Its Affiliates”) is hereby amended and supplemented by amending and restating the fifth paragraph of Section 9 of the Offer to Purchase to read in its entirety as follows:

“Schedule I to this Offer to Purchase sets forth the name, citizenship, business address, present principal occupation or employment and five-year employment history of Mr. Potanin, Mr.

Prokhorov, and each of the directors and executive officers of the Purchaser, NN Metal Holdings SA, Norilsk Holding SA and Norilsk Nickel.”

     (6) Section 9 of the Offer to Purchase (“Information Concerning Purchaser and Its Affiliates”) is hereby further amended and supplemented by amending and restating the eleventh paragraph of Section 9 of the Offer to Purchase to read in its entirety as follows:

“Except as described in this section 9, section 11, Schedule I or elsewhere in this Offer to Purchase:

•	none of the Norilsk Nickel affiliates or, to the best of their knowledge, the Norilsk Nickel managers:

•	has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, during the past five years;

•	has been a party to any judicial or administrative proceeding, except for matters that were dismissed without sanction or settlement, during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws in the United States, or a finding of any violation of those laws;

•	has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Stillwater, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of those securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies;

•	has had during the past two years any business relationship or transaction with Stillwater or any of its executive officers, directors or affiliates which the rules and regulations of the SEC applicable to the offer require to be reported;

•	has had, nor has any subsidiary of any Norilsk Nickel affiliate had, during the past two years, any contacts, negotiations or transactions with Stillwater or its affiliates concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; or

•	has during the past 60 days effected any transaction in any equity securities of Stillwater; and

•	none of the Norilsk Nickel affiliates or any associate or majority-owned subsidiary of any Norilsk Nickel affiliate or, to the best of the knowledge of the Norilsk Nickel affiliates, the Norilsk Nickel managers or any associate or majority-owned subsidiary of any Norilsk Nickel manager beneficially owns or has the right to acquire, directly or indirectly, any equity securities of Stillwater.”

          As set forth in the Offer to Purchase, "Norilsk Nickel affiliate" means either Norilsk Nickel, Norilsk Holding SA, NN Metal Holdings SA, Mr. Potanin, Mr. Prokhorov or Norimet, and "Norilsk Nickel manager" means each of the other persons listed on Schedule I, as amended herein.

     (7) Section 10 of the Offer to Purchase (“Source and Amount of Funds”) is hereby amended and supplemented by amending and restating the second paragraph of Section 10 of the Offer to Purchase to read in its entirety as follows:

      “We estimate that we will require funds totaling approximately $34,000,000 in order to purchase 4,350,000 shares and pay all the costs, fees and expenses related to the offer. We have sufficient cash on hand to complete the offer. Norimet obtained the funds that will be used to purchase the shares from Norilsk Nickel pursuant to a subscription agreement by and between Norimet and Norilsk Nickel, dated as of December 20, 2002, whereby Norilsk Nickel purchased newly-issued shares of common stock of Norimet. Norilsk Nickel used cash on hand for the purchase of such shares of common stock of Norimet.”

(8) Section 16 of the Offer to Purchase (“Miscellaneous”) is hereby amended and supplemented by replacing the reference to “Rule 13e-4” in the third paragraph of Section 16, with “Rule 14d-3.”

(9) Schedule I of the Offer to Purchase is hereby amended and supplemented by amending and restating Schedule I of the Offer to Purchase to read in its entirety as attached to this Amendment No. 2.

(10) Item 4 of the Schedule TO hereby incorporates by reference Section 1 of the Offer to Purchase (“Terms of the Offer; Proration”), as hereby amended.

(11) Item 5 of the Schedule TO hereby incorporates by reference Section 9 of the Offer to Purchase (“Information Concerning Purchaser and Its Affiliates”), as hereby amended.

(12) The Offer to Purchase is hereby amended and supplemented to provide that the expiration date of the offer is hereby extended to 12:00 midnight, New York City time, on Tuesday, August 26, 2003, unless otherwise extended. Accordingly, all references to "expiration date" or the expiration of the offer shall mean 12:00 midnight, New York City time, on Tuesday, August 26, 2003, unless and until Norimet, in its sole discretion, shall have extended the period of time during which the offer is open, in which event the term "expiration date" will mean the latest time and date on which the offer, as so extended by Norimet, will expire. The full text of the press release announcing such extension is set forth as Exhibit (a)(1)(L) to this Schedule TO and is incorporated herein by reference.

ITEM 12. Materials To Be Filed As Exhibits.

*(a)(1)(A)	Offer to Purchase, dated July 22, 2003
*(a)(1)(B)	Letter of Transmittal
*(a)(1)(C)	Notice of Guaranteed Delivery
*(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
*(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
*(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9
(a)(1)(G)	Press release issued by Stillwater Mining Company and Norilsk Nickel on November 20, 2002 (incorporated herein by reference to the Schedule TO filed November 20, 2002)
(a)(1)(H)	Presentation of Norilsk Nickel (incorporated herein by reference to the Schedule TO filed February 26, 2003)
(a)(1)(I)	Press release issued by Stillwater Mining Company and Norilsk Nickel on June 23, 2003 (incorporated herein by reference to the Schedule TO filed June 23, 2003)
*(a)(1)(J)	Press release issued by Norilsk Nickel on July 22, 2003, announcing the commencement of the tender offer
**(a)(1)(K)	Summary Advertisement
(a)(1)(L)	Press release issued by Norilsk Nickel on August 14, 2003, announcing extension of the tender offer and amendments to the Schedule TO
(b)	None
(d)(1)	Stock Purchase Agreement, dated as of November 20, 2002, by and among Stillwater Mining Company, Norimet Limited and MMC Norilsk Nickel (incorporated herein by reference to Stillwater Mining Company’s Current Report on Form 8-K, dated as of November 20, 2002)
(d)(2)	Stockholders Agreement dated June 23, 2003, by and among Stillwater Mining Company, Norimet Limited and MMC Norilsk Nickel (incorporated herein by reference to Stillwater Mining Company’s Current Report on Form 8-K, dated as of June 23, 2003).
(d)(3)	Registration Rights Agreement (incorporated herein by reference to Stillwater Mining Company’s Current Report on Form 8-K, dated as of June 23, 2003)
*(d)(4)	Confidentiality Agreements dated August 27, 2002, between Stillwater Mining Company and MMC Norilsk Nickel
(d)(5)	Amendment No. 4 to the Proxy Statement of Stillwater Mining Company

(filed on May 2, 2003 and incorporated herein by reference)
(g)	None
(h)	None

* Previously filed with the Schedule TO on July 22, 2003.
** Previously filed with Amendment No. 1 to the Schedule TO on July 24, 2003.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2003

NORIMET LIMITED

By:	/s/ Peter Holodny

Name: Title:	Peter Holodny President

NN METAL HOLDINGS SA

By:	/s/ Siegfried Pasqual

Name: Title:	Siegfried Pasqual Chief Executive Officer

NORILSK HOLDING SA

By:	/s/ Siegfried Pasqual

Name: Title:	Siegfried Pasqual Chief Executive Officer

MMC NORILSK NICKEL

By:	/s/ Mikhail D. Prokhorov

Name: Title:	Mikhail D. Prokhorov General Director

VLADIMIR O. POTANIN

By	/s/ Vladimir O. Potanin

Name:	Vladimir O. Potanin

MIKHAIL D. PROKHOROV

By:	/s/ Mikhail D. Prokhorov

Name:	Mikhail D. Prokhorov

INDEX TO EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION

*(a)(1)(A)	Offer to Purchase, dated July 22, 2003

*(a)(1)(B)	Letter of Transmittal

*(a)(1)(C)	Notice of Guaranteed Delivery

*(a)(l)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

*(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

*(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9

(a)(1)(G)	Press release issued by Stillwater Mining Company and Norilsk Nickel on November 20, 2002 (incorporated herein by reference to the Schedule TO filed November 20, 2002)

(a)(1)(H)	Presentation of Norilsk Nickel (incorporated herein by reference to the Schedule TO filed February 26, 2003)

(a)(1)(I)	Press release issued by Stillwater Mining Company and Norilsk Nickel on June 23, 2003 (incorporated herein by reference to the Schedule TO filed June 23, 2003)

*(a)(1)(J)	Press release issued by Norilsk Nickel on July 22, 2003, announcing the commencement of the tender offer

** (a)(1)(K)	Summary Advertisement

(a)(1)(L)	Press release issued by Norilsk Nickel on August 14, 2003, announcing extension of the tender offer and amendments to the Schedule TO

(b)	None

(d)(1)	Stock Purchase Agreement, dated as of November 20, 2002, by and among Stillwater Mining Company, Norimet Limited and MMC Norilsk Nickel (incorporated herein by reference to Stillwater Mining Company’s Current Report on Form 8-K, dated as of November 20, 2002)

(d)(2)	Stockholders Agreement dated June 23, 2003, by and among Stillwater Mining Company, Norimet Limited and MMC Norilsk Nickel (incorporated herein by reference to Stillwater Mining Company’s Current Report on Form 8-K, dated as of June 23, 2003)

(d)(3)	Registration Rights Agreement (incorporated herein by reference to Stillwater Mining Company’s Current Report on Form 8-K, dated as of June 23, 2003)

*(d)(4)	Confidentiality Agreements dated August 27, 2002, between Stillwater Mining Company and MMC Norilsk Nickel

(d)(5)	Amendment No. 4 to the Proxy Statement of Stillwater Mining Company (filed on May 2, 2003 and incorporated herein by reference)

(g)	None

(h)	None

* Previously filed with the Schedule TO on July 22, 2003.
** Previously filed with Amendment No. 1 to the Schedule TO on July 24, 2003.

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS

OF NORILSK NICKEL, THE PURCHASER, AND THEIR AFFILIATES

     1.     Directors and Executive Officers of Norilsk Nickel. The name, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Norilsk Nickel are set forth below. Except as otherwise noted, each director and executive officer listed below is a citizen of the Russian Federation. The principal business address of each director or executive officer is MMC Norilsk Nickel, Voznesensky pereulok, 22 Usadba Center, Moscow 103009, Russia.

Name	Present Principal Occupation or Employment;
Material Positions Held During the Past Five Years; Citizenship

Mikhail D. Prokhorov	General Director and Chairman of the Management Board of Norilsk Nickel since August 2001.
Member of the Board of Director of Norilsk Nickel since June 2003.
Chairman of the Management Board since August 2001.
President of Rosbank in 2000-2001.
President and Chairman of the Board of UNEXIM Bank in 1998-2000.

Maxim V. Finsky	Deputy Chairman of the Management Board of Norilsk Nickel since October 2001.
Deputy General Director since October 2001.
Head of the Commerce Division since October 2001.
First Deputy Chairman of the Management Board of the International Company for Finance and Investments (MFK Bank) in 2000.
Deputy Chairman of the Management Board in the International Company for Finance and Investments (MFK Bank) in 1998-2000.

Johnson T. Khagazheev	First Deputy General Director of Norilsk Nickel since August 2001.
Member of the Management Board since August 2001.
General Director of RAO “Norilsk Nickel” in 2001.
General Director of the Norilsk Mining Company in 1998-2001.
General Director of Norilsk Combine in 1997-2000.

Igor A. Komarov	Deputy Chairman of the Management Board of Norilsk Nickel since February 2002.
Deputy General Director since February 2002.
Chief Financial Officer since February 2002.
Deputy Chairman of the Management Committee of the Russian Federal Savings Bank (Sberbank) since from March 2000 until January 2002.
First Deputy Chairman of the Management Board of National Reserve Bank from October 1998 to March 2000.
First Vice-President of Inkombank in 1998.

Yuri A. Kotlyar	Deputy Chairman of the Management Board of MMC Norilsk Nickel since November 2001.
General Director of RAO “Norilsk Nickel” since August 2001.
Chairman of Board of Directors of RAO “Norilsk Nickel” since 1999.
First Deputy General Director of RAO “Norilsk Nickel” since February 1997.

Jokves I. Rozenberg	Deputy General Director of Norilsk Nickel and Deputy Chairman of the Management Board since January 2001. Economic Director and Deputy General Director of RAO “Norilsk Nickel” in 1997-2000.

Leonid B. Rozhetskin	Director of Norilsk Nickel since June 2002.
Deputy Chairman of the Management Board and Advisor to the General Director since October 2001.
President of LV Finance in 1998-2003.
Co-founder of Renaissance Capital and Head of its Investment Banking Department in 1995-1998.
Mr. Rozhetskin is a citizen of the United States.

Andrey E. Bugrov	Director of Norilsk Nickel since June 2002.
Investment Department Director and Deputy Chairman of the Board of the ZAO Interros Holding Company since March 2002.
Chairman of the Executive Committee in the Board of Directors of IBRD, IFC and MIGA, Dean of the Board of Directors of EBRD in 1997-2002.
In 1993 - 2002 – Resident Representative of Russia to the World Bank, Executive Director of EBRD, IFC, Multilateral Investment Guarantee Agency (MIGA) in Washington.

Guy de Selliers	Director of Norilsk Nickel since June 2002.
Co-Chairman of the Expert Group advising European Commission and Russian Government on energy projects of mutual interest. Member of the Board of Directors of Solvay S.A., member of the International Advisory Board of Fortis Group, member of the Board of Directors of Wimm Bill Dann since 2002.
European Commission Advisor, head of Consultant Group, developing future strategy for EC assistance programs in CIS in 2000.
Chairman of the Management Board in Robert Fleming & Co. Limited in 1998 - 2000.
Mr. de Selliers is a citizen of Belgium.

Andrey A. Klishas	Director of Norilsk Nickel and Chairman of the Board of Norilsk Nickel since 2001.
Member of the Board of Directors of OJSC Energomashexport – Power Machines, CJSC APC Agros since 2002.
General Director and Chairman of the Board of ZAO Interros Holding Company since October 2001.
Member of the Board of Directors of Rosbank since 2000.
Member of the Board of Directors of OJSC Federal Contract Corporation Roskhleboprodukt in 2001 - 2002.
Member of the Board of Directors of OJSC Sidanko in 2000-2001.
General Director of CJSC Interros-Estate in 1998-2000.
Legal Director and Deputy General Director of ZAO Interros Holding Company in 1998-2001.
Since 1998 – Member of the Board of Directors of RAO “Norilsk Nickel” and in 2001 – Chairman of the Board of Directors of RAO “Norilsk Nickel”.

Vladimir S. Lisin	Director of Norilsk Nickel since 2002. Chairman of the Board of Directors of OJSC “Novolipetsky Metallurgical Combine” from 1998 to the present.

Ronald Freeman	Director of Norilsk Nickel since June 2003.
Honorary Co-Chairman of the International Tax and Investment Centre.
Currently member of the Board of Directors of the company Troyka Dialog; Member of the Investment Committee for the Doughty Hanson & Company European Property Fund; Member of Executive Committee of Lehigh University; Member of the Columbia University Law School International Institute; Member of Consultative

Commission and Organizational Committee of Russian-American Investments Symposium at Harvard University and Management School named after John F. Kennedy; Member of City Council in Europe; honoured co-chairman of International Center of Tax and Investments.
From 2001 to 2002 was CEO of Lipper & Company International Ltd. in London.
From 1997 to 2000 was CEO and Vice Chairman of Schroder Salomon Smith Barney International in London.
Mr. Freeman is a citizen of the United States of America.

Heinz Schimmelbusch	Director of Norilsk Nickel since June 2003.
Chief Executive Officer of Metallurg, Inc., since November 2002.
Chairman of the Board and a Director of Metallurg, Inc., President, Chief Executive Officer and a Director of Metallurg Holdings, Inc. (Metallurg, Inc.’s parent company), since July 1998.
Managing Director and a General Partner and Founder of Safeguard International Fund, L.P., Wayne (PA).
Chairman and CEO, Allied Resource Corporation, Wayne, a global technology and engineering group.
Chairman of the Board of Directors of Alanx Corporation, Newark (Del), Puralube, Inc., ALD Vacuum Technologies AG, Hanau; Pfalz-Flugzengwerke AG, Speyer; KWH Katalystorenwerke GmbH, Marl, Germany; and of Sudamin Holdings S.A., Brussels, Belgium.
Mr. Schimmelbusch is a citizen of Austria.

     2.     Directors and Executive Officers of Norilsk Holding SA. The name, present principal occupation or employment and five-year employment history of each director and executive officer of Norilsk Holding SA are set forth below. Each director and executive officer listed below is a citizen of Switzerland. The principal business address of each director or executive officer is 50, rue du Rhone 1204, Geneve, Switzerland.

Name	Present Principal Occupation or Employment;
Material Positions Held During the Past Five Years

Siegfried Pasqual	Chief Executive Officer of Norilsk Holding SA since June 2000.
Chairman of the Board of Directors of Norilsk Holding SA since 2000.
Manager of Gescoser SA in 1997-2000.
Mr. Pasqual is a citizen of Switzerland.

Francine Pellaton	Director of Norilsk Holding SA since 2000. Assistant Manager in Gescore SA since April 1999. Manager in Hampton Services SA in 1998-1999. Ms. Pellaton is a citizen of Switzerland.

Edmonde Golaz	Director of Norilsk Holding SA since 2000. Manager of Fiduciaire Edmond Golaz since 1972. Mr. Golaz is a citizen of Switzerland.

     3.     Directors and Executive Officers of NN Metal Holdings SA. The name, present principal occupation or employment and five-year employment history of each of the directors and officers of NN Metal Holdings SA are set forth below. Each director and executive officer listed below is a citizen of Switzerland. The principal business address of each director or executive officer is 14a, rue des Bains, L-1212, Luxembourg.

Name	Present Principal Occupation or Employment;
Material Positions Held During the Past Five Years

Siegfried Pasqual	See “Directors and Executive Officers of Norilsk Holding SA” above.

Francine Pellaton	See “Directors and Executive Officers of Norilsk Holding SA” above.

Patrik Meunier	Director of NN Metal Holdings SA since 2000. Attorney with Figestor SA in 2001-2002. Manager with International Agencies and Management SA since 1992. Mr. Meunier is a citizen of Switzerland.

     4.     Directors and Executive Officers of the Purchaser. The name, present principal occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser are set forth below. Except as otherwise noted, each director and officer listed below is a citizen of the Russian Federation. The principal business address of each director or executive officer is Norimet Limited, Cassini House, 6th Floor, 57 St. James Street, London SW1A 1LD England.

Name	Present Principal Occupation or Employment;
Material Positions Held During the Past Five Years; Citenzenship

Peter Holodny	Member of the Board of Directors and President of Norimet Limited since 2001.
Consultant with Norimet Ltd. in 2000-2001.
Chief Administrative Officer of Lehman Brothers Inc. 1998-2000.
Mr. Holodny is a citizen of the United States of America.

David Gaddes	Member of the Board of Directors and Managing Director of Base Metal Trading for Norimet Limited since 2001.
Senior Account Executive in Sogemin Metals Limited, London in 1999-2001.
Metal Trading Manager in Refco Overseas Limited, London in 1995-1999.
Mr. Gaddes is a citizen of the United Kingdom.

Denis Lepetyukha	Managing Director of Precious Metals Trading for Norimet Limited since November 2002.
Advisor to Head of Commerce Division of Norilsk Nickel in October 2002.
Expert of V/O “Almazjuvelirexport” in 1997-2002.

Victor Sprogis	Chairman of the Board of Directors of Norimet Limited since 2001.
Deputy General Director of Norilsk Nickel since August 2001.
First Deputy General Director of V/O “Raznoimport” in 2000-2001.
Commercial Director of Interbel LLC in 1998-2000.

Alexander Popov	Member of the Board of Directors of Norimet Limited since 2002.
Chairman of the Management Board of Rosbank.
Deputy General Director of Norilsk Nickel in August 2001-February 2003.
Deputy Chairman of the Management Board of Rosbank in 1998-2001.

Dmitry Glotov	Member of the Board of Directors of Norimet Limited since 2002.
Deputy General Director of Norilsk Nickel since February 2002.
Head of consolidated accounting department of Rosbank from December 1998 through February 2002.
Director of Financing department of Rosbank in 1998.

Marina Nefedova	Member of the Board of Directors of Norimet Limited since 2002.
Head of PGM Department of Norilsk Nickel since February 2002.
General Director of ZAO Interrosimpex since 1996.
Head of PGM Department of RAO “Norilsk Nickel” from April 2000 – November 2001.

5.	Vladimir O. Potanin. Mr. Potanin has been the President of ZAO Interros Holding Company since 1998. He has also been a member of the Board of Trustees of the Solomon R. Guggenheim Foundation since 2002 and serves on the Board of the Russian Union of Industrialists and Entrepreneurs. Mr. Potanin is also a member of the Government Council on Entrepreneurship of the Russian Federation. His principal business address is 9, Bolshaya Yakimanka Street, Moscow 119180, Russia. Mr. Potanin is a citizen of the Russian Federation.

Name of Company	Principal Business	Business Address

“Interros” Holding Company	One of the biggest Russian investment and asset management firms.	9, Bolshaya Yakimanka st., 119180, Moscow, Russia

ALD Vacuum Technologies AG	ALD is the leading global supplier of processes and services in the field of vacuum process technology.	Rückinger Strasse 12; D-63526 Erlensee Germany

Allied Resource Corporation	Leading service firm in management of the surplus equipment.	Allied Resource Corporation 806 North 2800 West London, UT 84042 United Kingdom

Doughty Hanson & Co	One of Europe’s largest independent private equity fund managers.	45 Pall Mall London SW1Y 5JG

EBRD (European Bank for Reconstruction and Development)	The EBRD is the largest single investor in the region of central Europe to central Asia and mobilises significant foreign direct investment beyond its own financing, investing mainly in private enterprises	EBRD One Exchange Square London EC2A 2JN United Kingdom

Figerstor SA	Wealth management and international trust services provider.	Rue Général-Dufour 11 Case Postale 5509 CH - 1211 Genève 11 Switzerland

Fortis Group	Fortis is one of the largest international financial services providers active in the fields of banking, insurance and investment.	Rue Royale 20 1000 Brussels Belgium

Gescore SA	Financial advisory and accounting services provider.	50, Rue de Rhone CH-1211 Genève Switzerland

Government Council on Entrepreneurship of the Russian Federation	Committee organized by the government of the Russian Federation to discuss and address problems facing small and mid-sized businesses in Russia.	The Government of the Russian Federation Krasnopresnenskay nabereznaya, 2 103274, Moscow Russia

Hampton Services SA	Financial advisory.	9, Rue de la Fontaine 1204 Genève Switzerland

IBRD (International Bank for Reconstruction and Development)	One of the world’s largest providers of development assistance with its primary focus is on helping the poorest people and the poorest countries	The World Bank 1818 H Street, N.W. Washington, DC 20433 United States

IFC (International Financial Corporation)	The largest multilateral source of loan and equity financing for private sector projects in the developing world, promoting sustainable private sector development	International Finance Corporation 2121 Pennsylvania Avenue, NW Washington, DC 20433 United States

International Agencies & Management SA	Financial services provider.	14a Rue des Bains L1212 Luxemburg Luxemburg

Lehman Brothers Inc.	Leading global investment bank.	Lehman Brothers Holdings Inc. 399 Park Avenue New York, NY 10022 United States

LV Finance	Corporate finance advisory and venture capital firm with focus on the telecommunication, media, technology and mining sectors.	15 Savvinskaya Naberezhnaya, Moscow, 119435 Russia

Metallurg Inc.	Metallurg is a leading international producer and supplier of high-quality metals and metal alloys used by manufacturers of steel, aluminum, super alloys, chemicals, and other metal-consuming industries.	Metallurg, Inc. 6 East 43rd Street New York, New York 10017 United States

MIGA (Multilateral Insurance Guarantee Agency)	MIGA promotes foreign direct investment into emerging economies to improve people’s lives and reduce poverty and contributes to development by offering political risk insurance (guarantees) to investors and lenders, and by helping developing countries attract and retain private investment	MIGA 1800 G Street, N.W., Suite 1200 Washington, D.C. 20433 United States

MMC Norilsk Nickel	Mining, smelting, production, sales and distribution of base and precious metals.	22 Voznesensky pereulok 103009 Moscow Russia

Norilsk Mining Company	Mining, smelting, production, sales and distribution of base and precious metals.	2 Gvardeiskaya Square, Norilsk 663300, Krasnoyarsk Territory, Russia

OJSC Energomashexport	The largest power equipment manufacturers in Russia.	OJSC Power machines Russia, 129090, Moscow, Protopopovskiy st., 25 A

OJSC Novolipetsky Mettalurgical Combine	One of the largest steel combines of the world, third largest steel producer in Russia.	OJSC Novolipetsky Mettalurgical Combine, Russia, 398040, Lipezk, Metalurgov sq, 2.

Refco Overseas Ltd.	The European division of Refco Group Ltd. LLC, one of the largest futures brokers in the world.	Trinity Tower 9 Thomas More Street London E1W 1YH United Kingdom

Renaissance Capital	The leading Russian investment bank operating in the Russian financial market, serving both domestic and international clients.	22 Voznesensky pereulok 103009 Moscow Russia

Rosbank	Corporate and retail banking and other related financial services.	Mashi Poryvaevoi Str., 11, Moscow, PO Box 208, 107078 Russia

Russian Union of Industrialists and Entrepreneurs	Organization which tries to influence and improve legislation and economics in Russia, including market-oriented reforms.	Staraya square, 10/4 103070 Moscow, Russian Federation

Safeguard International Fund	A cross-Atlantic private equity fund formed to earn substantial returns through leveraged acquisitions and a wide-range of other private equity investments, including growth equity financings, recapitalizations, and acquisition-oriented financing transactions.	435 Devon Park Drive Wayne, Pennsylvania 19087-1945 United States

Sberbank	Largest commercial bank in Russia, providing a wide range of corporate and retail banking services.	19 Vavilova St., 117997 Moscow, Russia

Schroder Salomon Smith Barney International (Citigroup Global Markets Holdings Inc)	The global private wealth management and equity research unit of Citigroup	388 Greenwich Street, New York, New York United States

Sidanko	One of 10 largest oil and gas producers in Russia.	42, building 2a Stchepkina str., P/o 129110 Moscow, Russia

Sogemin Metals Inc.	Base and Precious Metals Trader.	4th Floor, 98 Cannon Street, London, EC4N 6EN United Kingdom

Solomon R. Guggenheim Foundation	Non-profit organization that specializes in raising funds for Guggenheim museums.	Solomon R. Guggenheim Museum 1071 Fifth Ave. at 89th St. New York City, New York 10128 United States

Solvay S.A.	International industrial holdings engaged in Pharmaceuticals, Chemicals, Plastics & Processing consisting out of 17 business units.	Solvay S.A. rue du Prince Albert 33 B-1050 Brussels Belgium

The International Tax and Investment Center	An independent nonprofit research and education foundation with offices in Russia, Kazakhstan, Ukraine, the United Kingdom and the United States.	Nighni-Kislovsky per., 5 Suite 342 103906, Russia, Moscow

Troika Dialog	The oldest and largest private investment company in the Russian Federation.	4, Romanov Pereulok Moscow 125009, Russia

V/O “Raznoimport”	Export, import and trading of non-ferrous metals.	Lomonosovskiy prospekt, 43/2, Moscow, Russia

Wimm-Bill-Dann Foods OJSC	Wimm-Bill-Dann Foods OJSC is leading food and diary manufacturer in Russia.	16 Yauzsky Boulevard, Moscow 109028, Russia.